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Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WD-40 Company
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	95-1797918 (I.R.S. Employer Identification No.)

1061 Cudahy Place
San Diego, CA 92110
(Address, Including Zip Code, and Telephone Number, Including Area
Code, of Registrant's Principal Executive Offices)

Garry O. Ridge
1061 Cudahy Place
San Diego, CA 92110
(619) 275-1400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies Requested To:

Richard T. Clampitt, Esq.
Gordon & Rees, LLP
750 B Street, Suite 1800
San Diego, CA 92101
(619) 232-1800

Approximate date of commencement of proposed sale to the public: At any time and from time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $.001 par value	434,122	$24.80(1)	$10,766,226(1)	$990.49

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported high and low sales prices on the Nasdaq Stock Market on August 6, 2002.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Subject to Completion
Dated August    , 2002

PROSPECTUS

        434,122 shares of WD-40 Company Common Stock

This Prospectus relates to 434,122 shares of WD-40 Company's $.001 par value common stock to be offered for sale from time to time by certain selling stockholders named in this Prospectus (the "Selling Stockholders"). The Selling Stockholders may sell the shares held for their own account or the shares may be sold by donees, transferees, pledgees or other successors in interest that receive such shares from a Selling Stockholder as a gift or other non-sale related transfer. The shares of WD-40 Company common stock offered pursuant to this Prospectus were originally issued to the Selling Stockholders in connection with the acquisition of Heartland Corporation by WD-40 Company.

All or a portion of the common stock offered by this Prospectus may be offered for sale, from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. WD-40 Company will not receive any of the proceeds from the sale of the shares. WD-40 Company will bear all expenses of registration incurred in connection with this offering, except that the Selling Stockholders will pay any applicable brokerage fees, commissions and transfer taxes.

WD-40 Company's common stock is traded on the Nasdaq National Market under the symbol, "WDFC."

Please refer to the Risk Factors section of this Prospectus appearing beginning on page 4 of this Prospectus for information concerning some of the particular risk factors that a purchaser of shares covered by this Prospectus should be aware of.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August    , 2002

WD-40 COMPANY

WD-40 Company, a Delaware corporation (also referred to herein as the "Company") was originally incorporated in California on September 28, 1953. WD-40 Company is a leader in the global market for multi-purpose lubricants and household products. WD-40 Company produces WD-40® and 3-IN-ONE® multi-purpose lubricants, Lava® and Solvol® brands of heavy-duty hand cleaners, 2000 Flushes® and X-14® toilet bowl cleaners, X-14 hard surface cleaners, and Carpet Fresh® rug and room deodorizers. On May 31, 2002 WD-40 Company completed the acquisition of Heartland Corporation a Kansas corporation. Heartland Corporation is the maker of Spot Shot® an aerosol carpet stain remover. WD-40 Company markets its products in more than 160 countries worldwide, and had audited sales of $174.6 million in the year ended August 31, 2001. Heartland Corporation had audited sales of approximately $33 million during its fiscal year ended December 31, 2001.

WD-40 is sold primarily in aerosol cans through retail chain stores, hardware and sporting goods stores, automotive parts outlets, and industrial distributors and suppliers. It has a wide variety of consumer uses in, for example, household, marine, automotive, sporting goods, and gardening applications. The product also has numerous industrial applications.

3-IN-ONE Oil is a drip oil lubricant, sold primarily through the same distribution channels as the WD-40 brand. It is a low-cost, entry-level lubricant. 3-IN-ONE Oil is a market share leader among drip oils for household consumers. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming, construction, and jewelry manufacturing. The product's high quality and the established distribution network that was acquired with the brand have enabled the product to gain international acceptance.

The Company purchased the Lava brand of heavy-duty hand cleaners from Block Drug Company in April 1999. The Lava brand is more than 100 years old and has exceptional awareness among American consumers. Lava products are sold in a variety of domestic trade channels and the Company continues working to build distribution across all trade channels. The Solvol brand of heavy-duty hand cleaners was acquired in September, 2000. The brand has a well developed market in Australia, New Zealand and the Pacific Islands.

In April 2001, the Company completed its acquisition of the business known as Global Household Brands ("GHB") through the purchase of the outstanding capital stock of HPD Holdings Corp., a Delaware corporation, and its wholly-owned subsidiary, HPD Laboratories, Inc., a Delaware corporation. The GHB acquisition added three brands which have been integrated into the Company's line of products: Carpet Fresh, 2000 Flushes, and X-14. Carpet Fresh, a well-known rug and room deodorizer, is sold in both powder and an innovative aerosol form. 2000 Flushes is a leading automatic toilet bowl cleaner with a strong position within the long duration segment of the market. X-14, originally just a mildew stain remover, is also available as a soap scum remover and daily shower cleaner. The X-14 brand is also utilized on a germ-killing automatic toilet bowl cleaner. All three brands are currently sold primarily through the food and mass retail trade channels.

The recent acquisition of Heartland Corporation brings the Spot Shot brand, an aerosol carpet spot remover and a leading brand in the carpet spot remover category, into the WD-40 Company family of products. Spot Shot is currently primarily sold through food and mass retail, club stores, hardware, and homecenter stores.

WD-40 Company's corporate offices are located at 1061 Cudahy Place, San Diego, CA 92110. The mailing address is P.O. Box 80607, San Diego, CA 92138-0607; Telephone (619) 275-1400.

OFFERING SUMMARY

The purpose of this offering is to register the resale, from time to time, of the shares of common stock received by the Selling Stockholders in connection with the Company's acquisition of Heartland Corporation (hereinafter referred to as "the Heartland acquisition"). In connection with the Purchase Agreement for the acquisition of all of the issued and outstanding common stock of Heartland Corporation, the parties entered into a Registration Rights Agreement which requires WD-40 Company to file, and cause to be declared effective, a registration statement for the shares issued as part of the consideration provided to the holders of the Heartland Corporation common stock (the Selling Stockholders). WD-40 Company is required to keep the registration statement continuously effective until the earlier of (i) the date all of the Selling Stockholders can sell all of the holders' shares covered by this Prospectus pursuant to Rule 144(k) promulgated under the Securities Act of 1933; (ii) the date all of the Selling Stockholders can sell all of the holders' shares pursuant to Rule 144 promulgated under the Securities Act of 1933 in any ninety (90) day period; or (iii) May 31, 2004.

Pursuant to the Stock Purchase Agreement for acquisition of the Heartland Corporation common stock, the Company is holding 90,442 shares issued to the Selling Stockholders as security for the indemnity obligations of the Selling Stockholders provided for in the Purchase Agreement. 50% of the shares so withheld are to be returned to the Selling Stockholders, subject to any claims for indemnification pursuant to the Purchase Agreement, on or about November 31, 2002 and the remaining 50% of the shares will be returned to the Selling Stockholders, subject to claims, on or about May 31, 2003. Until such time as such shares are returned to the Selling Stockholders, they will not be available for sale as part of this offering.

No portion of the sale proceeds from this offering will be received by WD-40 Company. All sales will be made for the benefit of the Selling Stockholders or for the benefit of their donees, transferees, pledgees or other successors in interest having received such shares from a Selling Stockholder as a gift or other non-sale related transfer. For purposes of this Prospectus, any such person shall be referred to as a Selling Stockholder.

See the section of this Prospectus entitled, The Selling Stockholders, appearing beginning on page 6 below for more information relating to the shares covered by this Prospectus.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This Prospectus and the documents that are and will be incorporated by reference contain forward-looking statements which reflect the Company's then current views with respect to future events and financial performance.

These forward-looking statements are subject to certain risks and uncertainties. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements.

Actual future results and trends may differ materially from historical results or those anticipated depending upon factors including, but not limited to, the rate of sales growth in Latin America and direct European countries; the rate of sales growth in the Asia/Pacific region; the impact of customer mix on gross margins; the impact of recent acquisitions; expectations for the Lava brand of heavy-duty hand cleaners as well as for the brands acquired in the GHB acquisition and the recent Heartland acquisition; the impact of the introduction of new products; the amount of future capital expenditures; foreign exchange rates and fluctuations in those rates; the effects of, and changes in, worldwide economic conditions, particularly in Latin America and Asia; and legal proceedings. Reference should be made to the risks and uncertainties identified herein (see Risk Factors below) and within any documents incorporated herein by reference when considering the forward-looking statements contained therein.

Readers also should be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Further, the Company has a policy against issuing or confirming financial forecasts or projections issued by others. Accordingly, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of the Company.

RISK FACTORS

The shares covered by this Prospectus are subject to investment risks associated with any investment in the common stock of WD-40 Company. Nevertheless, purchasers should be aware of certain identified risk factors that subject an investment in WD-40 Company common stock to speculative risk. The following is a brief discussion of such risk factors. The following discussion is not intended to be exhaustive of all risks associated with an investment in the Company's shares, but rather it is intended to identify those risks particular to the Company's business that tend to make such an investment speculative.

The Company's Inability To Successfully Integrate Recently Acquired Brands Could Affect Financial Results

WD-40 Company has made three acquisitions in the past three years. The acquisition of the Global Household Brands business in 2001 represents the largest acquisition the Company has ever made. The success of any completed acquisition depends, and the success of the Lava, GHB and Spot Shot brand acquisitions will depend, on the Company's ability to integrate effectively the acquired businesses. The Company believes that its recent acquisitions provide opportunities for growth for all of the Company's brands as well as increased efficiencies and cost savings in management, operations and marketing. However, if the Company is not able to successfully integrate GHB, Lava and Spot Shot brand products, the Company may not be able to maximize these opportunities. Rather, the failure to integrate these acquired businesses because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors, could materially adversely affect the Company's financial results.

Increased Use Of Debt Financing Could Impact Future Cash Flows, Operating Results And Dividends

The Company has historically paid out a large part of its earnings to stockholders in the form of regular quarterly dividends. The recent acquisitions have been funded to a large extent by new debt. In order service the new debt, the Company will be required to use its income from operations to make interest and principal payments required by the terms of the loan documents. In addition, the Company is required by covenants within the loan documents to maintain certain financial ratios and compliance with other financial terms. The Company believes that the increased income from operations derived from the acquired businesses will fully cover the new debt service requirements. In the past year, the Company has announced reductions to its regular quarterly dividend from $.32 to $.27 per share in April 2001 and from $.27 to $.20 per share in July 2002 (reducing the annual dividend since April 2001 from $1.28 to $.80) in order to make more of its cash flow available for debt service requirements. However, if operating income is not sufficient to properly service the debt or otherwise allow the Company to maintain compliance with the terms of its loans, the Company could be required to seek additional financing through the issuance of more debt or the sale of equity securities, or the Company might be required to further reduce dividends. The increased debt service obligations could result in lower earnings for the Company if anticipated gross and net margins are not maintained for the Company's new and existing business lines.

Competition, Especially In The Company's Newly Acquired Businesses, May Affect Financial Results

The market for the Company's products is highly competitive and is expected to be increasingly competitive in the future. The Company's products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. The Company believes that the acquisition of the GHB and Spot Shot product lines will allow the Company to better compete in the grocery distribution channel for all of its brands, including WD-40, 3-IN-ONE and Lava. However, the Company's relatively small number of product lines and its relatively limited experience within the grocery distribution channel could impact its ability to compete effectively. These considerations as well as increased competition generally could result in price reductions, reduced gross margins, and a loss of market share, any of which could have a material adverse effect on the Company's business, operating results, financial position and cash flows. In addition, many of the Company's competitors have significantly greater financial, technical, product development, marketing and other resources. While the Company believes that the prices for its products are competitive for the level of quality obtained by the customer, the Company relies on its products' strong brand name recognition and the Company's reputation for selling quality products. The Company also believes that it will be able to devote the necessary resources and talent to advertising and sales promotions for the newly acquired GHB products in order to maintain and increase market share for such products. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely effect its business, operating results, financial position and cash flows.

Future New Product Introductions May Affect Financial Results

Future revenue growth and earnings of the Company may be affected by the success or failure of new product introductions. The Company believes that the potential for new product development and introduction is enhanced by the acquisition of the GHB brands. However, there are multiple market factors which may influence the outcome. Those factors include, but are not limited to, consumer acceptance, resource needs, competition, pricing, manufacturing costs, and customer demands.

Shifts in Customer Purchasing Patterns Could Impact Operating Results

Independent of direct competition, changes in the purchasing habits of customers could affect operating results as they may result in changes in the location, frequency, or quantity of promotional displays. Factors include, but are not limited to: overall efforts to reduce store based inventory, changes in promotional timeframes, decisions on items selected for promotion.

Rising Oil Prices And Other Component Supply Prices and Constraints Could Impact Gross Margins And Operating Results

The Company depends upon its suppliers for the supply of the primary components for its WD-40 brand and other products. Such components are subject to significant price volatility beyond the control or influence of the Company. Prices for the components of the quality sought by the Company are dependent on the origin, supply and demand at the time of purchase. Prices can be affected by multiple factors in the producing countries, including weather and political and economic conditions. Rising oil prices can also impact the Company's cost of transporting its products. The Company has historically been successful in managing its component costs and product pricing to maintain historical gross margins. Additionally, the Company has generally found alternate sources of constituent chemicals for its products readily available. Petroleum products, of which WD-40 and 3-IN-ONE are comprised, have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations, such as the Organization of Petroleum Exporting Countries ("OPEC"), that have historically attempted to establish price controls on petroleum products through agreements establishing export quotas or restricting petroleum supplies worldwide. Other disruptions in petroleum product supply can arise from time to time as a result of instability in producing countries' political conditions as well as reductions in inventories of refined petroleum products due to capacity constraints of refineries. No assurance can be given that the price of petroleum products will not rise more rapidly than the general rate of inflation or that OPEC (or others) will not succeed in raising the price of petroleum products, even for relatively short periods of time. In the event there is more significant price volatility or higher component costs generally, the Company may not be able to maintain, or may choose not to maintain, its gross margins by raising its product prices without affecting demand and unit sales. Increases in the prices for the components, whether due to the failure of its suppliers to perform, conditions affecting the component-producing countries, or otherwise, could have a material adverse effect on the Company's business, operating results, financial position and cash flows.

High Concentration Of Customer Accounts Could Impact Gross Margins And Results Of Operations

Consolidation has been an overall business trend in retail and distribution for several years. While the Company's business is very diverse by trade channel and by country, this consolidation trend has resulted in some concentration of sales with larger customers. The Spot Shot product line is presently sold to two major customers (customers that accounted for 10% or more of Heartland Corporation's total sales). Sales by Heartland Corporation to those two customers accounted for 41% of 2001 sales and 39% of accounts receivable at December 31, 2001. Large customers may seek price reductions, added support, or promotional concessions which could impact the Company's gross margins. The loss of, or reduction in, orders from, any of the Company's most significant customers could have a material adverse effect on the Company's business and its financial results. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. The Company's inability to collect accounts receivable from any of its large customers could also have a material adverse effect.

The Company Derives A Substantial Portion Of Its Revenues From Foreign Markets, Which Subjects The Company To Additional Business Risks

Revenues from outside the United States represented approximately 37% of the Company's fiscal 2001 net sales. The Company's international operations could be adversely affected by changes in political and economic conditions, trade protection measures and changes in regulatory requirements that restrict the sales of the Company's products or increase its costs. Also, changes in exchange rates between the U.S. dollar and other currencies could potentially result in increases or decreases in the Company's costs and earnings.

Environmental Laws And Regulations Could Subject The Company To Significant Future Liabilities

The Company is subject to numerous environmental laws and regulations that impose various environmental controls on its business operations, including among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes, and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon the Company's operations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The Company believes that its expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on its financial condition, results of operations or cash flows. However, the environmental laws under which the Company operates are complicated and often increasingly more stringent, and may be applied retroactively. Accordingly, there can be no assurance that the Company will not be required to make additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Environmental Laws And Regulations Could Require Changes to Some of The Company's Products

Some of the Company's products have chemical compositions that are controlled by various state, federal and international laws and regulations. The Company complies with these laws and regulations and seeks to anticipate developments that could impact the Company's ability to continue to produce and market its products. The Company invests in research and development to maintain product formulations that comply with such laws and regulations. There can be no assurance that the Company will not be required to alter the chemical composition of one or more of the Company's products in such a way that will not have an adverse effect upon the product's efficacy or marketability. A delay or other inability of the Company to complete product research and development in response to any such regulatory requirements could have a material adverse effect on the Company's financial condition and results of operations.

THE SELLING STOCKHOLDERS

The following table sets forth: (i) the name of each Selling Stockholder; (ii) the number of shares of common stock of the Company owned by such Selling Stockholder prior to the offering; (iii) the number of shares being registered for sale by such Selling Stockholder pursuant to this offering; and (iv) the amount of shares of the Company to be owned by such Selling Stockholder after completion of the offering if all of such Selling Stockholder's registered shares are sold pursuant to this offering. Each of the Selling Stockholders presently owns approximately 1.3% of the outstanding common stock of the Company.

None of the Selling Stockholders is an employee, officer or director of WD-40 Company or any of its subsidiaries or affiliates. There are no other material relationships between WD-40 Company and any of the Selling Stockholders.

SELLING STOCKHOLDERS

Stockholder Name	Common Stock Owned Prior to Offering	Common Stock to be Registered for Sale	Common Stock Owned After Offering
Scott Hilkene	208,017	208,017	0
Sally Hilkene	226,105	226,105	0
TOTAL SHARES	434,122	434,122	0

Scott Hilkene was the sole shareholder, President and Chief Executive Officer of Heartland Corporation prior to the Company's acquisition of Heartland Corporation.

PLAN OF DISTRIBUTION

WD-40 Company will receive no part of the proceeds of any sales made hereunder. The Company will pay all expenses of registration incurred in connection with this offering and in connection with the offering and sale of the shares, other than commissions, discounts and fees of underwriters, dealers or agents. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

The Selling Stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under that Act.

The Selling Stockholders may from time to time sell all or a portion of the shares on the Nasdaq Stock Market or on any national securities exchange on which the Company's common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

          (1)  a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          (2)  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

          (3)  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

          (4)  privately negotiated transactions.

In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive from the purchasers of such shares commissions as described above.

In connection with the distribution of the shares, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the shares short and redeliver the shares to close out the short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The Selling Stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the Selling Stockholders may enter into, from time to time, other types of hedging transactions.

The Selling Stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any profit on the sale of shares by the Selling Stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under that Act.

In addition, any shares covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 under the Securities Act of 1933 rather than pursuant to this Prospectus.

OFFERING PROCEEDS

The proceeds from this offering will be received by the Selling Stockholders, subject to brokerage commissions, fees and transfer taxes. No portion of the offering proceeds will be received by WD-40 Company.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of WD-40 Company for the year ended August 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's change in methods of recognizing revenue relating to product shipments) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

EFFECTS FROM ADOPTION OF THE GOODWILL AND OTHER INTANGIBLE ASSETS ACCOUNTING STANDARD

Effective September 1, 2001, WD-40 Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, and ceased amortization of goodwill and intangible assets with indefinite lives as of September 1, 2001. The Company has completed the required transitional goodwill impairment analysis for SFAS 142 adoption purposes and determined that the fair value of each reporting unit exceed the carrying value of the net assets of each reporting unit.

        SFAS 142 does not permit restatement of previously issued financial statements. The following table sets forth reported operating results for WD-40 Company for the preceding five years, before the adoption of SFAS 142:

	Year ended August 31,
	2001	2000	1999	1998	1997
Net sales	$174,576,000	$152,698,000	$146,348,000	$144,397,000	$137,893,000
Cost of product sold	79,547,000	69,414,000	64,558,000	62,984,000	59,286,000

Gross profit	95,029,000	83,284,000	81,790,000	81,413,000	78,607,000
Operating expenses	66,940,000	51,661,000	47,846,000	47,253,000	43,959,000

Operating income	28,089,000	31,623,000	33,944,000	34,160,000	34,648,000
Interest income (expense), net	(2,508,000)	(495,000)	256,000	96,000	(1,288,000)

Income before income taxes and accounting change	25,581,000	31,128,000	34,200,000	34,256,000	33,360,000
Provision for income taxes	8,698,000	10,570,000	12,135,000	12,368,000	11,997,000

Net income before effect of accounting change	16,883,000	20,558,000	22,065,000	21,888,000	21,363,000
Cumulative effect of accounting change	(980,000)
Net Income	$15,903,000	$20,558,000	$22,065,000	$21,888,000	$21,363,000

Earnings per share
Basic
Income before effect of accounting change	$1.08	$1.33	$1.41	$1.40	$1.37
Cumulative effect of accounting change	(0.06)

	$1.02	$1.33	$1.41	$1.40	$1.37

Diluted
Income before effect of accounting change	$1.08	$1.33	$1.41	$1.40	$1.37
Cumulative effect of accounting change	(0.06)

	$1.02	$1.33	$1.41	$1.40	$1.37

Dividends per share	$1.18	$1.28	$1.28	$1.28	$1.25
Total assets	$166,636,000	$84,950,000	$91,957,000	$70,945,000	$65,418,000
Long-term obligations	$76,653,000	$10,911,000	$15,421,000	$2,037,000	$2,710,000
Number of employees	227	184	177	167	165

The following table reconciles the Company's reported net income to adjusted net income excluding goodwill and indefinite lived intangible assets' amortization pursuant to SFAS No. 142 for the years ended August 31, 2001, 2000, and 1999:

	Year ended August 31,
	2001	2000	1999
Net Income
Reported income before cumulative effect of accounting change	$16,883,000	$20,558,000	$22,065,000
Add back: Goodwill and indefinite lived intangibles amortization, net of tax	2,443,000	1,534,000	935,000

Adjusted income before cumulative effect of accounting change	19,326,000	20,092,000	23,000,000

Reported net income	$15,903,000	$20,558,000	$22,065,000
Add back: Goodwill and indefinite lived intangibles amortization, net of tax	2,443,000	1,534,000	935,000

Adjusted net income	18,346,000	20,092,000	23,000,000

Earnings per share-basic
Reported income before cumulative effect of accounting change	$1.08	$1.33	$1.41
Goodwill and indefinite lived intangibles amortization	0.16	0.10	0.06

Adjusted income before cumulative effect of accounting change	1.24	1.43	1.47

Reported net income	$1.02	$1.33	$1.41
Goodwill and indefinite lived intangibles amortization	0.16	0.10	0.06

Adjusted net income	1.18	1.43	1.47

Earnings per share-diluted
Reported income before cumulative effect of accounting change	$1.08	$1.33	$1.41
Goodwill and indefinite lived intangibles amortization	0.16	0.10	0.06

Adjusted income before cumulative effect of accounting change	1.24	1.43	1.47

Reported net income	$1.02	$1.33	$1.41
Goodwill and indefinite lived intangibles amortization	0.16	0.10	0.06

Adjusted net income	1.18	1.43	1.47

LEGAL MATTERS

Gordon & Rees, LLP, as General Counsel for WD-40 Company, has passed on the validity of the shares of WD-40 Company's $.001 par value Common Stock offered pursuant to this Prospectus.

AVAILABLE INFORMATION

WD-40 Company is subject to the information disclosure requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

WD-40 Company is required to file electronic versions of its quarterly and annual reports, proxy statements and other reports with the SEC which may be accessed through the SEC's internet site: http://www.sec.gov.

WD-40 Company has filed with the SEC a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to WD-40 Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits, financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities at the addresses referenced above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or incorporated by reference herein.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by WD-40 Company with the SEC are incorporated into this Prospectus by reference:

  1.
  The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2001 filed on November 7, 2001;

  2.
  The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2001 filed on January 14, 2002;

  3.
  The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2002 filed on April 15, 2002;

  4.
  The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 filed on July 15, 2002;

  5.
  The Company's Current Report on Form 8-K filed on June 14, 2002;

  6.
  The Company's Proxy Statement filed on November 7, 2001 in connection with the Annual Meeting of Stockholders held on December 11, 2001;

  7.
  The description of WD-40 Company's Common Stock set forth in Item 1, Capital Stock to be Registered, from WD-40 Company's Application for Registration on Form 8-A under Section 12 of the Exchange Act dated March 21, 1973, as amended on Form 8, Amendment to Application or Report, dated May 11, 1973. (The Company's $.001 par value common stock is deemed registered pursuant to Section 12(g) of the Exchange Act, according to Rule 12g-3 thereunder, due to the registered status of the no par value common stock of the Company as a California corporation prior to reincorporation in Delaware on December 15, 1999.) Information with respect to the rights of holders of the Registrant's Common Stock is also set forth in the Company's Proxy Statement filed with the SEC on November 9, 1999 in connection with the Annual Meeting of Shareholders on December 14, 1999.

  8.
  All other documents or reports subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering.

  9.
  All other documents or reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial Registration Statement and prior to effectiveness of the Registration Statement.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement within this Prospectus or incorporated by reference into this Prospectus, or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: WD-40 Company, P.O. Box 80607, San Diego, CA 92138-0607; Telephone (619) 275-1400.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER IS SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, all of which will be paid by the Registrant. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

To be Paid By The Registrant
SEC Registration Fee	$909.49
Legal fees and expenses	5,000.00
Printing and distribution expenses	200.00

Total	$6,109.49

Item 15. Indemnification of Directors and Officers.

Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty. While this statute does not change directors' fiduciary duty, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director's duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by statute, the Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permitted under Delaware law the personal liability of its directors to the Company and its stockholders for monetary damages for breach or alleged breach of their fiduciary duty.

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, employees and agents of a corporation and persons serving at the request of the corporation as directors, officers, employees or agents or another corporation, partnership, joint venture, trust or other enterprise. The Company's Certificate of Incorporation provides for the Company's indemnification of its directors and officers to the fullest extent permitted under Delaware law. In addition, the Company's Bylaws provide for the Company's indemnification, to the fullest extent permitted under Delaware law, of its directors, officers, employees and agents, persons who are or were serving at the Company's request as directors, officers, managers, partners, trustees, employees or agents of another corporation, partnership, joint venture, trust or other organization or enterprise, and persons who were directors or officers of a corporation that was a predecessor corporation of the Company or another enterprise at the request of such predecessor corporation.

The Company has entered into agreements with its directors and certain of its executive officers that require the Company to indemnify such persons to the fullest extent permitted under Delaware law against expenses, judgments, fines and settlement amounts actually and reasonably incurred in connection with any proceeding (including derivative actions in certain cases), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person was or is a director, officer, employee, agent or fiduciary of the Company or any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the Company's request. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16. Exhibits.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit	Description of Exhibits
2.1
The Purchase Agreement dated May 3, 2002 by and between the Registrant and Scott Hilkene and Sally Hilkene for the acquisition of Heartland Corporation is incorporated by reference from the Registrant's Report on Form 10-Q filed July 15, 2002, Exhibit 10(a) thereto.
5.1	Opinion of Gordon & Rees, LLP
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Gordon & Rees, LLP (included in Exhibit 5.0)

Item 17. Undertakings.

  (a)
  The undersigned Registrant hereby undertakes:

    (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      To include any prospectus required by section 10(a)(3) of the Securities Act;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  The undersigned Company hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (d)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e)
  The undersigned Company hereby undertakes that:

    (1)    For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2)    For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, as of August 12, 2002.

WD-40 Company, a Delaware corporation

By:	/s/ MICHAEL J. IRWIN Michael J. Irwin, Chief Financial Officer (Principal Accounting Officer)

POWER OF ATTORNEY

        KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Garry O. Ridge, Michael J. Irwin and John B. Sidell, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement of WD-40 Company, a Delaware corporation, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ GARRY O. RIDGE GARRY O. RIDGE, Director and President and Chief Executive Officer (Principal Executive Officer) August 9, 2002
DANIEL W. DERBES, Chairman of the Board August , 2002
/s/ JOHN C. ADAMS JOHN C. ADAMS, JR., Director August 9, 2002
/s/ MARIO L. CRIVELLO MARIO L. CRIVELLO, Director August 12, 2002
JACK L. HECKEL, Director August , 2002

GARY L. LUICK, Director August , 2002
/s/ KENNETH E. OLSON KENNETH E. OLSON, Director August 11, 2002
/s/ GERALD C. SCHLEIF GERALD C. SCHLEIF, Director August 9, 2002
/s/ NEAL E. SCHMALE NEAL E. SCHMALE, Director August 9, 2002
/s/ EDWARD J. WALSH EDWARD J. WALSH, Director August 10, 2002

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CALCULATION OF REGISTRATION FEE
PROSPECTUS
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SELLING STOCKHOLDERS
SIGNATURES
POWER OF ATTORNEY